EXHIBIT 99.1

MAG SILVER REPORTS 2019 ANNUAL RESULTS

VANCOUVER, British Columbia, March 30, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2019.  For details of the audited consolidated financial statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2019, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – DECEMBER 31, 2019 AND SUBSEQUENT TO YEAR END

  Joint formal Juanicipio Project mine development approval by Fresnillo plc (“Fresnillo”) and MAG was announced in the second quarter of 2019 (see Press Release dated April 11, 2019), and an Engineering, Procurement and Construction Management (“EPCM”) contract finalized to conduct the mine development.

  Joint Juanicipio Project update was issued (see Press Release dated February 24, 2020) that announced that production from the underground mine was expected to commence ahead of schedule in mid-2020:
    Mineralized material from the underground mine expected to be processed in the Fresnillo plant until the Juanicipio plant is commissioned;
    Juanicipio plant expected to commence commissioning in mid-2021 and is expected to reach 85% of its 4,000 tonnes per day (“tpd”) nameplate capacity in Q4-2021; and,
    Significantly faster ramp up expected than previously guided due to the de-risking of the Juanicipio metallurgical performance by virtue of campaign processing the mineralized material through the Fresnillo plant.

  Detailed engineering is near completion and earthmoving and foundation preparation is well advanced for the construction of the 4,000 tpd beneficiation plant.

  SAG and Ball mills, flotation cells, all associated vessels, thickeners and ancillary process equipment are now secured on site.

  Underground development is ongoing at Juanicipio and now exceeds 26 km of development (or 16.2 miles). The underground development focus areas are the three sub-vertical ramps that descend alongside the mineralization and alongside the conveyor ramp to surface at mill site.

  Updated estimated pre-operative initial capital was also announced on February 24, 2020:
    Now estimated at $440,000 (100% basis) as of January 1, 2018;
    Less development expenditures incurred since then to December 31, 2019 of approximately $135,000 (Company therefore estimates approximately $305,000 of remaining initial capital on a 100% basis as at December 31, 2019); and,
    Initial capital to be reduced by both existing cash and other working capital held in Minera Juanicipio as at December 31, 2019 ($29,601 and $13,655 respectively), and expected cashflow generated from mineralized material being processed through the Fresnillo mill commencing in mid-2020.

  2019 exploration program completed and assays for a 33,864 metre, 28-hole exploration program were announced subsequent to the year end (see Press Release dated March 3, 2020).

  Exploration program highlights:
    Confirms and expands continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
    Confirms and expands the wide, high-grade zones in the Anticipada Vein;
    Confirms and expands the Venadas vein to the south with strong silver and gold grades; and
    Discovers northeast-trending new Valentina and Venadas II veins through drilling and development.

MAG held cash and cash equivalents as at December 31, 2019 of $72,360 while Minera Juanicipio had working capital on a 100% basis of $43,256 as at December 31, 2019.

“Construction and exploration drilling continue at the Juanicipio Project. We are fortunate that all the major process equipment has been delivered to site,” said George Paspalas, President and CEO. “Corporately, we are making appropriate changes to the way we are conducting business to ensure continuity whilst considering the health and well being of our people and business partners.”

JUANICIPIO PROJECT UPDATE

On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, a Mexican incorporated joint venture, jointly announced the formal approval of the Juanicipio mine development plan.  Under the terms of an EPCM agreement, Fresnillo is now finalizing detailed engineering and is overseeing the construction of the 4,000 tpd process plant and associated surface infrastructure. In October 2019, earthmoving and foundation preparation commenced for the construction of the Juanicipio processing plant and is now well advanced along with the completion of the haul road and main power supply transmission line. A large portion of the concrete works, structural steel sections and process pipe spools are being fabricated off-site in controlled workshop conditions. These will start arriving soon and be placed directly into position. Mill fabrication is progressing and all major mill components have now arrived on site.

Underground and other development actively continues with emphasis on: developing the three internal spiral footwall ramps along the full strike length of the Valdecañas Vein system; constructing the underground crushing chamber; advancing the conveyor ramp from both ends to and from the planned mill site (where the underground conveyor exit portal is complete); integrating additional ventilation and other associated underground infrastructure, starting of the internal shaft sinking (head chamber for the shaft has been excavated, collar has been cemented and winding equipment ordered); and, progressing the construction of additional ancillary surface facilities.

Underground development to date at the Juanicipio Project now exceeds 26 km with access to the upper portion of the resource now achieved.  Initial development indicates that the grade and width of the mineralization is in line with previous estimates.

A joint project update was issued by Fresnillo and MAG as shareholders of Minera Juanicipio subsequent to the year end (see Press Release dated February 24, 2020) announcing that production from the underground mine is expected to commence ahead of schedule in mid-2020. It is expected that by June of 2020, mineralized material from the underground mine will commence to be processed at the nearby Fresnillo plant (100% owned by Fresnillo) until the Juanicipio plant is commissioned.  By bringing forward the start-up of the underground mine to mid-2020, the joint venture shareholders are looking to secure several positive outcomes for the project:

  generating some cash flow from production to offset some of the project capital requirements;
  de-risking the metallurgical process through a better understanding of the mineralization;
  increased certainty around the geological block model prior to start-up of the processing plant; and, allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day mill design.

The Juanicipio plant is now expected to commence commissioning in mid-2021 and is expected to reach 85% of its 4,000 tpd nameplate capacity in Q4-2021.  An Operator Services agreement between Minera Juanicipio, as owner, and Fresnillo, as operator has been finalized which will become effective upon initiation of commercial production. As well, both lead and zinc concentrate off-take agreements were entered into by Minera Juanicipio with Met-Mex Peñoles, S.A. De C.V., under which both concentrates will be treated at market terms in Torreón, Mexico.

With detailed engineering almost complete, major equipment purchases completed, and several significant construction contracts awarded or under review, the joint venture shareholders also announced the updated capex required for the project.  The pre-operative capital cost on a 100% basis of $395,000 from January 1, 2018 (see Press Release dated April 11, 2019) has been revised to $440,000 on a 100% basis from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for two large life-of-mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.  The pre-operative initial capital already expended from January 1, 2018 to December 31, 2019 is approximately $135,000 leaving an estimated $305,000 of remaining initial capital (MAG’s 44% remaining share estimated $134,200 as at December 31, 2019).  This funding requirement would be reduced by both: existing cash and other working capital held in Minera Juanicipio as at December 31, 2019 ($29,601 and $13,655 respectively); and expected cash flows generated from mineralized rock sold and processed through the Fresnillo processing plant commencing in mid-2020.

The Company needs to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project.  MAG does not generate operating cash flow at this time to fund such obligations, and accordingly, future liquidity will depend upon its ability to arrange debt or additional equity financings. The Company is currently evaluating several proposals.  The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

On the exploration front, both joint venture shareholders, Fresnillo and MAG, acknowledge that there is considerable further exploration opportunity in the Juanicipio Project concession license area as most of it remains unexplored.  Exploration drilling in recent years has been primarily designed to both convert the Inferred Resources included in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth. The 2019 exploration program also targeted the newly discovered north-south trending Venadas Vein family.  Continued in-fill and exploration drilling on other targets is ongoing in 2020, and currently there are four drill rigs on site. With the recent NE trending discoveries, other much larger NE structures with intense surface alteration are known farther afield within the Juanicipio Project and are now priority exploration targets that have not previously been drilled.

Impact of Epidemics

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19.  Such epidemics could delay construction or interrupt the supplies of necessary materials to the Juanicipio Project.  In addition, the effect of COVID-19 on the financial markets may impact the financing terms or availability of funding to the Company. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease, could have a material adverse effect on MAG, its business, results from operations and financial condition.

FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2019

As at December 31, 2019, the Company had working capital of $71,858 (December 31, 2018: $129,316) including cash and cash equivalents of $72,360 (December 31, 2018: $130,180).  Other than an office lease obligation under IFRS 16, the Company currently has no long-term debt.  The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the year ended December 31, 2019, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $53,549 (December 31, 2018: $23,942).

The Company’s net loss for year the ended December 31, 2019 amounted to $4,426 (December 31, 2018: $5,802 net loss) or $(0.05)/share (December 31, 2018: $(0.07)/share).  Management compensation and consulting fees increased to $3,076 (December 31, 2018: $2,697) in the year ended December 31, 2019 primarily due to a retention payment arrangement with a consultant and the cost of terminating her services contract. Mining concession taxes and other property costs in the year ended December 31, 2019 decreased to $577 (December 31, 2018: $1,121) due to MAG’s divestiture of several non-core concessions in the prior year.  Share based payment expense, a non-cash item, recorded in the year ended December 31, 2019 amounted to $2,572 (December 31, 2018: $2,109), and is determined based on the fair value of equity incentives granted and vesting in the year. During the year ended December 31, 2019, the Company earned interest income on its cash and cash equivalents of $2,627 (December 31, 2018: $3,118). The Company also recorded its 44% equity income pick up of $1,884 (December 31, 2018: $227) from Minera Juanicipio related primarily to exchange rate changes and deferred taxes.

Shareholders may receive, upon request and free of charge, a hard copy of the Company’s Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Property (44%), being developed in a Joint Venture with Fresnillo (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  With Fresnillo as operator, we are currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo. As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

For further information on behalf of MAG Silver Corp.
Contact  Michael J. Curlook, VP Investor Relations and Communications

            Phone:             (604) 630-1399                           Website:           www.magsilver.com
            Toll Free:          (866) 630-1399                           Email:               info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov

LEI: 254900LGL904N7F3EL14